EXHIBIT 4.1

DESCRIPTION OF THE CAPITAL STOCK OF DECKERS OUTDOOR CORPORATION
The following descriptions of the material provisions of (1) the capital stock of Deckers Outdoor Corporation (the “Company”), (2) the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Charter”), (3) the Company’s Amended and Restated Bylaws, as amended (the “Bylaws”), and (4) certain provisions of the General Corporation Law of the State of Delaware (the “DGCL”), are only intended to be summaries. These summaries do not purport to be complete and are qualified in their entirety by reference to the Charter, the Bylaws, and the applicable provisions of the DGCL.
Certain provisions of the Charter, the Bylaws and the DGCL summarized in below may have an anti-takeover effect. These provisions may have the effect of delaying, deferring or preventing a merger or other takeover or change of control attempt that a stockholder might consider in its best interests, including attempts that might result in a premium over the market price for the shares of the Company’s capital stock held by the stockholders of the Company.
Authorized Capital Stock
Pursuant to the Charter, we are authorized to issue two classes of stock designated “Common Stock” and “Preferred Stock.” The total number of shares that we are authorized to issue is One Hundred Thirty Million (130,000,000). The total number of shares of Common Stock, par value $0.01 per share, that we are authorized to issue is One Hundred Twenty-Five Million (125,000,000). The total number of shares of Preferred Stock, par value $0.01 per share, that we are authorized to issue is Five Million (5,000,000).
Common Stock
Voting Rights. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders are not entitled to cumulate votes for the election of directors.
Dividend Rights. Subject to any preferential dividend rights granted to the holders of any shares of the Preferred Stock that may at the time be outstanding, the holders of the Common Stock are entitled to share ratably in any dividends that may be declared by the Board of Directors out of funds legally available therefor.
Rights upon Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company, and payment of any liquidation preference on any shares of the Preferred Stock that may at the time be outstanding, the remaining assets and funds of the Company shall be divided among and paid to the holders of the outstanding shares of the Common Stock.
Rights and Preferences. The holders of the Common Stock do not have any preemptive, conversion, redemption, sinking fund or other similar rights. The rights, preferences and privileges of the holders of the Common Stock are subject to the rights, preferences and privileges of the holders of any classes or series of the Preferred Stock that we may issue in the future.
Stock Exchange Listing. The Common Stock is listed for trading on the New York Stock Exchange (“NYSE”) under the trading symbol “DECK”. The Common Stock has been listed on the NYSE since May 5, 2014, and was traded on the NASDAQ Global Select Market prior to that date.
Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.
Preferred Stock
Designation of Series of Preferred Stock. Pursuant to the Charter, without further action by the Company’s stockholders, the Board of Directors is authorized to (i) provide for the issuance of shares of the Preferred Stock in one or more series, (ii) to establish the number of shares to be included in each such series, (iii) to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and (iv) to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).
Rights upon Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of each series of the Preferred Stock shall be entitled to receive, out of the remaining assets of the Company, an amount for each share of such series of the Preferred Stock equal to the amount fixed and determined by the Board of Directors in the resolution creating such series and providing for the issuance of such shares.
Certain Provisions of the Charter and Bylaws
Election of Directors. The Charter and Bylaws provide for the annual election of directors (there is no classified board structure). The Bylaws provide that the directors will consist of not less than one or more than ten members, with the exact number of Board members within this range to be established by the Board of Directors. The Board of Directors has adopted a majority voting standard for uncontested director elections. Each director will be elected by a vote of the “majority of the votes cast” by the shares entitled to vote on the election of directors. An “uncontested election” is an election in which the number of nominees for director is not greater than the number of directors to be elected. A “majority of the votes cast” means that the number of votes for a nominee for director must exceed fifty percent (50%) of the total votes cast.
Special Meetings of Stockholders. Special meetings of stockholders may only be called by (i) a majority of the members of the Board of Directors, (ii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose power and authority includes the power to call such meetings, or (iii) the holders of shares entitled to cast not less than ten percent (10%) of the votes at such meeting.
No Written Consent of Stockholders. Election of directors and other actions by the stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent without a meeting.
Amendment of the Charter.  In addition to any vote required by the DGCL, and any voting rights granted to or held by the holders of the Common Stock or the Preferred Stock, any amendment of any provision of the Charter must be approved by (i) a majority of the members of the Board of Directors, and (ii) depending on the Article of the Charter to be amended, by (x) either the affirmative vote of the holders of a majority of the shares of voting stock then outstanding, or (y) the affirmative vote of the holders of not less than sixty six and two thirds percent (66 2/3%) of the shares of voting stock then outstanding.
Amendment of the Bylaws.  In addition to any vote required by the DGCL, and any voting rights granted to or held by the holders of the Common Stock or the Preferred Stock, any amendment of any provision of the Bylaws must be approved by either (i) a majority of the members of the Board of Directors, or (ii) the affirmative vote of the holders of not less than sixty six and two thirds percent (66 2/3%) of the shares of voting stock then outstanding.
Advance Notice of Director Nominations and Other Stockholder Proposals.  In accordance with the Bylaws, to be properly brought before an annual meeting of stockholders, any nomination of a person to serve as a member of the Board of Directors, and any other proposal to conduct business at the annual meeting, that is being proposed by one of the Company’s stockholders, must (i) be delivered to the Company’s Corporate Secretary not more than one hundred twenty (120) days and not less than ninety (90) days in advance of the one-year anniversary of the date on which the Company held the preceding year’s annual meeting of stockholders; provided, however, that, subject to the following sentence, if the meeting is convened more than twenty-five (25) days prior to or delayed by more than twenty-five (25) days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so received not later than the close of business on the later of the ninetieth (90th) day before such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made; and (ii) such business must otherwise be a proper matter for stockholder action. Such notice must contain, among other things, (i) information specified in the Bylaws relating to the director nominee or other proposal to conduct business, and (ii) information about the stockholder making the nomination or proposal, and the beneficial owner (if any) on behalf of whom the nomination or proposal is made, including name and address, class and number of shares owned, derivative positions held (if any), and representations regarding the intention to make such a nomination or proposal and to solicit proxies in support thereof. With respect to director nominees, the Company may require any proposed nominee to furnish information concerning his or her compliance with all of the Company’s applicable corporate governance, conflict of interest, confidentiality and stock ownership policies and guidelines.

Certain Anti-Takeover Effects of Delaware Law
The Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a corporation incorporated under the DGCL from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:

•	the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced; or

•
on or subsequent to the date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.

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